                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1999

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission File Number  1 - 2380

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

         Aviall, Inc. Employee Savings Plan

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

         Aviall, Inc.
         2055 Diplomat Drive
         Dallas, Texas  75234-8989














                                  Page 1 of 19
                      The Exhibit Index appears on Page 18

REQUIRED INFORMATION

The financial statements listed in the accompanying index on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              AVIALL, INC. EMPLOYEE SAVINGS PLAN



                            By:   /s/ Jeffrey J. Murphy
                                  --------------------------------------------
                                  Jeffrey J. Murphy
                                  Chairman, Aviall, Inc. Employee Savings Plan

                            By:   /s/ Jacqueline K. Collier
                                  --------------------------------------------
                                  Jacqueline K. Collier
                                  Vice President and Controller, Aviall, Inc.



Date:  June 28, 2000

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
--------------------------------------------------------------------------------


                                                                                                           Page
                                                                                                           ----

Report of Independent Accountants............................................................................4

Financial Statements:

     Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998........................5

     Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 1999.......................................................................................6

Notes to Financial Statements................................................................................7

Supplemental Schedules:

     Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
     as of December 31, 1999................................................................................17


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or are not required.

                        REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Aviall, Inc. Employee Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Aviall, Inc. Employee Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.








PricewaterhouseCoopers LLP
Dallas, Texas
June 28, 2000

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------






                                                 December 31,
                                        ---------------------------
                                           1999            1998
                                        -----------     -----------

ASSETS
Investments, at fair value (Note 3)     $30,339,074     $31,215,701
Income receivable                             3,415              --
                                        -----------     -----------

Total assets                             30,342,489      31,215,701
                                        -----------     -----------

LIABILITIES
Excess participant contributions                 14           6,341
Excess employer contributions                17,273           1,312
Other liabilities                             7,422           7,783
                                        -----------     -----------
   Total liabilities                         24,709          15,436
                                        -----------     -----------

Net assets available for benefits       $30,317,780     $31,200,265
                                        ===========     ===========





See accompanying notes to financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
--------------------------------------------------------------------------------





                                                                     Year ended
                                                                 December 31, 1999
                                                                 -----------------

Additions:
   Additions to net assets attributed to:
     Investment income:
       Net appreciation in fair value of investments (Note 3)     $     1,414,263
       Interest                                                           344,939
       Dividends                                                        1,245,558
                                                                  ---------------
                                                                        3,004,760
                                                                  ---------------

     Contributions:
       Participant                                                      1,826,932
       Employer                                                           184,423
                                                                  ---------------
                                                                        2,011,355
                                                                  ---------------

       Total additions                                                  5,016,115
                                                                  ---------------

Deductions:
   Deductions from net assets attributed to:
     Distributions and other                                            5,892,188
     Plan fees and expenses                                                 6,412
                                                                  ---------------
       Total deductions                                                 5,898,600
                                                                  ---------------

       Net decrease                                                      (882,485)

Net assets available for benefits:
   Beginning of year                                                   31,200,265
                                                                  ---------------
   End of year                                                    $    30,317,780
                                                                  ===============




See accompanying notes to financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.     DESCRIPTION OF PLAN

       The following description of the Aviall, Inc. Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

       GENERAL

       The Plan, sponsored by Aviall, Inc. ("Aviall" or the "Company") was established on December 7, 1993 in accordance with and subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of ERISA. It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits, and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participants' rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

       Participation in the Plan is voluntary. However, to participate in the Plan, an employee must be 21 years of age. Participants may make elective contributions to the Plan beginning on their date of hire but must have one year of qualified service before receiving employer matching contributions. In general, new employees of the Company are eligible to participate in the Plan; however, employees of certain businesses sold who were in a unit represented by a collective bargaining agent were excluded from participation in the Plan unless the unit had negotiated coverage under the Plan.

       PLAN INVESTMENTS

       Putnam Investments was the Plan trustee and custodian of Plan assets during the period January 1, 1998 through June 30, 1998. On July 1, 1998, the Plan became a self-trusteed plan with The 401K Company as recordkeeper. Plan assets are held by various investment fund houses in separate investment accounts. Plan assets in the Putnam Stable Value Fund were transferred to a new stable value fund with The 401K Company. On February 1, 1999, the Plan switched to several new mutual funds to offer participants a wider range of investment options, no longer limited to the Putnam fund family.

       Participants may elect to contribute to, or transfer among, any of the funds except for the Aviall Restricted Stock Fund established during 1998. Earnings are allocated based on number of shares attributed to participants' accounts.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       Aviall Restricted Stock Fund: The fund consists of Aviall, Inc. common stock contributed by the Company in 1998 through a one-time grant of shares to eligible employees, as defined in the 1997 Plan amendment. The Fund is not a participant directed Fund and, as such, participants do not have access to the Fund while employed with the Company.

       Aviall Stock Fund: The fund consists of Aviall, Inc. common stock, which is purchased on a regular and continuous basis on the open market, and money market funds, which represent participant contributions made to the fund which have not been used to purchase shares. Stock is purchased in whole shares, and participant contributions representing partial shares are accumulated in the money market funds.

       Washington Mutual Investors A: The fund is a large company value fund that seeks current income as well as growth opportunity. The fund invests in stocks of U.S. companies. The fund was introduced to the Plan in February 1999.

       EuroPacific Growth A: The fund is a foreign stock fund that seeks long-term capital appreciation. The fund invests primarily in stocks of companies outside the United States, with a minimum of 65% of its total assets in companies located in Europe and the Pacific Basin. The fund was introduced to the Plan in February 1999.

       Templeton Developing Markets Trust A: The fund is an emerging market stock fund that seeks long-term capital appreciation. The fund invests primarily in foreign stock of issuers in countries with developing markets. The fund was introduced to the Plan in February 1999.

       Franklin Balance Sheet Investment A: The fund is a small company value fund that seeks capital appreciation. The fund invests primarily in stocks of U.S. companies that it believes are undervalued in the marketplace. The fund was introduced to the Plan in February 1999.

       Franklin Real Estate Securities A: The fund is a specialty real estate fund that seeks to maximize total return. The fund invests primarily in stocks of U.S. companies operating in the real estate industry. The fund was introduced to the Plan in February 1999.

       MFS Massachusetts Investors Trust A: The fund is a large company growth fund that seeks current income as well as long-term growth. The fund invests primarily in stocks of U.S. companies. The fund was introduced to the Plan in February 1999.

       Lord Abbett Developing Growth A: The fund is a small company growth fund that seeks long-term growth. The fund invests primarily in stocks of small U.S. companies that it believes will experience dramatic growth in revenues or earnings and assets. The fund was introduced to the Plan in February 1999.

       PIMCO Total Return A: The fund is an intermediate-term bond fund that seeks total returns consistent with capital preservation. The fund invests primarily in bonds, including U.S. government and corporate bonds. The fund was introduced to the Plan in February 1999.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       Pilgrim International Small Cap Growth A: The fund is a foreign stock fund that seeks long-term capital appreciation. The fund invests primarily in stocks of foreign small companies. The fund was introduced to the Plan in February 1999.

       Putnam Voyager Fund: The fund consists primarily of common or capital stock, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock, or debt securities. The fund was liquidated in February 1999.

       Putnam Fund for Growth and Income: The fund consists primarily of investments in attractively priced stocks that offer long-term growth potential while also providing income. The fund was liquidated in February 1999.

       Putnam OTC Emerging Growth Fund: The fund consists primarily of investments in over-the-counter stocks of small to medium-sized emerging growth companies. The fund was liquidated in February 1999.

       Putnam Diversified Income Trust: The fund invests primarily in interest-paying bonds from the U.S. government, high-yield, and international sectors to seek current income consistent with capital preservation. The fund was liquidated in February 1999.

       Putnam International Growth Fund: The fund consists primarily of investments in stocks of companies located outside of the United States to seek capital appreciation. The fund was liquidated in February 1999.

       Putnam Stable Value Fund: The fund consists of investments in high-quality annuity (or similar) investment contracts issued by insurance companies or banks. The fund was liquidated in May 1998 as part of the transition to The 401K Company. Plan assets were placed in a Putnam Short Term Investment Fund until the transfer to the Stable Value Fund in July 1998.

       Stable Value Fund: The fund consists of investments in a diversified portfolio of investment contracts with insurance companies, banks or other financial institutions as well as investments in money market accounts. The Fund was introduced in July 1998.

       CONTRIBUTIONS, VESTING AND FORFEITURES

       The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The Plan entitles nonhighly compensated employees to defer up to 15% of their pre-tax compensation. Highly compensated employees as defined under IRC Section 414(q) may defer pre-tax compensation only up to the percentage allowed pursuant to the nondiscrimination tests. The maximum employee contribution for 1999 and 1998 is $10,000 each year and is limited by law. The Company matches 50% of the employee's annual contribution up to $400 per person based on certain requirements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       Participants are immediately 100% vested in the earnings of their individual contributions to the Plan. Participants vest 25% per year in Company contributions and the earnings attributable to such contributions beginning with their second year of service, and are 100% vested in their fifth year of service. Vesting in Company contributions also occurs upon attainment of retirement age, death or disability. Upon a distribution to a participant, nonvested Company contributions are forfeited and are used to offset future Company contributions. In 1999, there were $21,042 of forfeitures which will be used to offset future Company contributions.

       In 1997, the Plan was amended to allow the Company to make discretionary contributions of Company common stock to the Plan. Such contributions, when made, are fully-vested and nonforfeitable. In 1998, the Company made a discretionary contribution of 50 shares of Company common stock to all eligible employees, as defined in the amendment. This contribution is included in the Aviall Stock Restricted Shares Fund and cannot be directed by the participants.

       All contributions to the Plan are deposited in the trust. At the employee's option, contributions are directed into separate participant directed investment funds, as discussed above.

       PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contribution, the Company's matching contribution, as eligible, and the allocation of the investment fund earnings, as well as charged with loan fees, as applicable.

       ROLLOVERS

       Distributions from another qualified plan can be transferred into the Plan. In 1999 and 1998, rollover accounts in the amount of $138,848 and $40,513, respectively, were transferred into the Plan and are included in employee contributions on the statement of changes in net assets available for Plan benefits.

       PAYMENT OF BENEFITS

       In the event of a participant's termination of employment, disability or death, the participant or beneficiary shall receive an amount equal to the vested value of their account in a lump-sum payment. Upon disability or death, a participant's Plan account balance immediately becomes fully vested. The lump-sum payment shall be automatically made within 90 days of the distribution value date for amounts less than $5,000. For amounts greater than $5,000, consent of the participant or beneficiary is required.

       Upon a participant's attainment of retirement age, a participant's Plan account balance immediately becomes fully vested and nonforfeitable. Retirement age is defined as the earlier of the date on which a participant attains age 65 or the date on which a participant has both attained age 55 and completed at least 10 years of service. A lump-sum payment of the participant's account balance shall be made within 90 days of the distribution value date.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       The Plan allows hardship withdrawals for the following reasons:

              (1)    Payment of medical expenses;

              (2)    Purchase of a principal residence;

              (3)    Payment of tuition of post secondary education;

              (4) Payments to prevent the eviction or foreclosure of principal residence;

              (5)    Payment of income taxes;

              (6)    Payments for custodial rights expenses;

              (7)    Payments for expenses incurred by natural disaster;

              (8)    Payment of funeral expenses;

              (9)    Loss of income resulting from bad health or disability; and

             (10) Any other reason deemed a financial hardship by the Internal Revenue Service ("IRS").

       Certain restrictions are placed on participants withdrawing from the Plan. Such restrictions include:

              (1) The amount withdrawn may not exceed the amount of immediate financial need.

              (2) The participant must obtain all nontaxable loans available under the Plan prior to applying for hardship withdrawal.

              (3) The participant must limit tax-deferred and other elective contributions under the Plan for the next taxable year to the applicable limit under section 402(g) of the IRC, minus the employee's elective contributions for the year of the hardship distribution.

              (4) The participant may not make tax-deferred contributions and other elective or voluntary contributions to the Plan for at least 12 months after receipt of the hardship withdrawal.

       There were no distributions or withdrawals which had been approved but remained unpaid as of December 31, 1999 and 1998.

       LOANS

       After participating in the Plan, or a combination of the Plan and another employer's qualified Plan for a minimum of 24 months, a participant may borrow from their vested account balance. Loans are limited to 50% of the vested account balance and are collateralized by the participant's vested account balance. Loans must be greater than $1,000 but less than $50,000. In general, loans must be repaid within five years through payroll deductions, unless utilized for a principal residence, in which case the Retirement Committee of the Plan determines the term. Loans accrue interest at a rate which is comparable to that of most major lending institutions. Such rates range from 6.0% to 10.11% for loans outstanding at December 31, 1999. All principal and interest repayments are allocated to the Plan's investment funds based on the participant's investment elections at the time of repayment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       For the period January 1, 1996 through June 30, 1998, the Plan's loan provisions allowed participants to have no more than one loan outstanding at a given time. Participants with more than one loan outstanding prior to January 1, 1996 were not required to consolidate existing loans. Participants with loans outstanding issued after January 1, 1996 could obtain new loans provided that the proceeds of the new loan were used to repay the old loan.

       Effective July 1, 1998, the Plan's loan provisions were amended to allow participants to have up to two loans outstanding at a given time. The amendment also disqualifies Aviall, Inc. stock classified as "restricted" (Aviall Restricted Stock Fund) from being used to calculate loanable account balances or fund loans unless otherwise determined by the Plan Administrator. Additionally, the Plan, as amended, does not allow loans to be refinanced.

       PLAN TERMINATION

       The Company expects to continue the Plan indefinitely but reserves the right to terminate the Plan at any time and for any reason. Upon termination of the Plan, all benefits shall be nonforfeitable and fully vested, and each participant shall be entitled to the entire amount credited to his account. Payments shall be made by the trustee in a nondiscriminatory manner as directed by the Retirement Committee of the sponsor.

2.     SUMMARY OF ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade date basis, cost is determined based on historical average cost, and dividends are reinvested at the date-of-record market price.

       PLAN FEES AND EXPENSES

       The Company paid all brokerage, administrative and recordkeeping fees for the Plan. Loan fees, when applicable, were charged to the Participant accounts and were the only expenses paid with Plan assets. Additionally, certain administrative services were performed by the Company at no cost to the Plan.

       PARTICIPANT LOANS RECEIVABLE

       Participant loans receivable represent cash advances to participants of the Plan less any payments made.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

       INVESTMENT VALUATION

       The Plan's investments are stated at fair value, using quoted market prices, except for participant loans, which are valued at cost.

       SECURITIES TRANSACTIONS AND INVESTMENT INCOME

       Gains and losses on securities transactions are recorded on a current value basis. For purposes of reporting under ERISA, gains and losses on investments sold are calculated as sales proceeds less current value of such investments at the beginning of the Plan year or acquisition cost if acquired during the Plan year. Unrealized gains and losses are calculated as current value of investments at the end of the Plan year less current value at the beginning of the Plan year or acquisition cost if acquired during the Plan year.

       USE OF ESTIMATES

       The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and the related changes in net assets available for benefits. Actual results could differ from those estimates.

       FINANCIAL STATEMENT PRESENTATION

       On September 15, 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters ("SOP 99-3") which, among other things, eliminated previous requirements for defined contribution plans to present plan investments by general type for participant-directed investment programs and to disclose participant-directed investment programs. SOP 99-3 is effective for financial statements for plan years ending after December 15, 1999. Accordingly, the accompanying financial statements do not include details of the Plan's participant-directed investments programs.

       RECLASSIFICATIONS

       Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.     INVESTMENTS

       Investments held by the Plan at December 31, 1999 and 1998 consisted of the following:

                                            1999                             1998
                                 ---------------------------     ---------------------------
                                                   Current                         Current
                                    Cost            Value           Cost            Value
                                 -----------     -----------     -----------     -----------

Mutual funds                     $20,876,575     $22,036,724     $16,607,983     $21,597,850
Money market funds                 2,065,929       2,065,929       1,759,199       1,759,199
Pooled investment funds            3,677,111       3,677,111       5,207,246       5,207,246
Common stock                       2,524,272       1,833,276       1,981,130       1,805,153
Participant loans receivable         717,575         717,575         835,464         835,464
Cash                                   8,459           8,459          10,789          10,789
                                 -----------     -----------     -----------     -----------
                                 $29,869,921     $30,339,074     $26,401,811     $31,215,701
                                 ===========     ===========     ===========     ===========

       The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 1999:

                                                                         December 31,
                                                                --------------------------
                                                                   1999           1998
                                                                ----------      ----------
Aviall, Inc. Common Stock Funds
  Aviall, Inc. Common Stock (212,295 and 140,730 shares,
   respectively)                                                $1,738,295      $1,653,578
  Aviall Stock Restricted Shares (11,600 and 12,900 shares,
   respectively)                                                $   94,981*     $  151,575*
   Alliance Gov't. Reserve Money Market                         $  151,301      $  146,165
Washington Mutual Investors A Fund (200,279 shares)             $5,920,265              --
EuroPacific Growth A Fund (38,854 shares)                       $1,657,532              --
MFS Massachusetts Investors Trust A Fund (370,720 shares)       $7,766,596              --
Lord Abbett Developing Growth A Fund (105,664 shares)           $2,172,461              --
Stable Value Fund
  IRT Stable Value Fund (3,677,111 and 5,207,246 shares,
   respectively)                                                $3,677,111      $5,207,246
  Money Market Accounts (1,914,628 and 1,613,034 shares,
   respectively)                                                $1,914,628      $1,613,034

       *  Nonparticipant directed

       During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $1,414,263 as follows:

Mutual Funds                                           $ 2,060,886
Common Stock                                              (646,623)
                                                       -----------
                                                       $ 1,414,263
                                                       ===========

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.     NONPARTICIPANT-DIRECTED INVESTMENTS

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                          December 31,
                   -----------------------------
                      1999              1998
                   ------------     ------------
Net assets:
  Common stock     $     94,981     $    151,575
                   ------------     ------------
                   $     94,981     $    151,575
                   ============     ============

                                                       Year ended
                                                      December 31,
                                                          1999
                                                      ------------
Changes in net assets:
  Net depreciation in fair value                      $    (39,150)
  Distributions                                            (17,444)
                                                      ------------
                                                      $    (56,594)
                                                      ============

5.     TAX STATUS OF THE PLAN

       The IRS granted a favorable letter of determination under the applicable section of the IRC on September 1, 1995 and, therefore, the trust is exempt from taxation under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

       During 1997, the Plan sponsor determined that the Plan was not in compliance with certain regulatory requirements in prior years. As a result, the Plan sponsor subjected the Plan to a Voluntary Compliance Review ("VCR") with the IRS. While the outcome of the VCR cannot be predicted, the Plan sponsor does not believe these matters will adversely affect the Plan's tax status.

       The Plan recordkeeper has not performed certain nondiscrimination testing of highly compensated individuals as proscribed by the Internal Revenue Code. The Plan Administrator expects to have such testing completed and evaluate its results prior to the filing of the Plan's Form 5500, and does not expect material adjustment to the financial statements as a result of this testing. The financial statements and supplemental schedule do not give effect to any adjustment that may be required as a result of this testing.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.     SUBSEQUENT EVENT

       On June 1, 2000, the MFS Massachusetts Investors Trust A Fund was replaced by the MFS Massachusetts Investors Growth A Fund. Participants were notified and had an opportunity to reallocate funds held in the discontinued fund prior to the change. Funds remaining in MFS Massachusetts Investors Trust A at June 1, 2000 were automatically transferred to the MFS Massachusetts Investors Growth A fund.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

SCHEDULE H, LINE 4i - FORM 5500
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                            (c)
    (a)                           (b)                       Description of Investment including                           (e)
  Party in        Identity of Issue, Borrower, Lessor         Maturity Date, Rate of Interest,           (d)            Current
  Interest                  or Similar Party                 Collateral, Par or Maturity Value          Cost**           Value
------------- ------------------------------------------ -----------------------------------------  ---------------  --------------

              Corporate Common Stocks:
     *          Aviall, Inc.                             212,295 shares                                               $  1,738,295
     *          Aviall, Inc. Restricted Shares           11,600 shares                                   $153,700           94,981

              Mutual Funds:
                Washington Mutual Investors A            200,279 shares                                                  5,920,265
                EuroPacific Growth A                     38,854 shares                                                   1,657,532
                Templeton Developing Markets Trust A     22,954 shares                                                     358,319
                Franklin Balance Sheet Investment A      32,005 shares                                                     975,210
                Franklin Real Estate Securities A        48,730 shares                                                     622,292
                MFS Massachusetts Investors Trust A      370,720 shares                                                  7,766,596
                Lord Abbett Developing Growth A          105,664 shares                                                  2,172,461
                PIMCO Total Return A                     145,640 shares                                                  1,441,838
                Pilgrim Int'l Small Cap Growth A         27,640 shares                                                   1,122,211

              Pooled Investment Funds:
                IRT Stable Value Fund                    3,677,111 shares                                                3,677,111

              Money Market Funds:
                Alliance Government Reserve              Aviall Stock Wrap Account                                          151,301
                Alliance Money Reserve                   Invesco Wrap Account                                               138,633
                The Cash Management Trust of America     The American Funds Wrap Account                                    697,494
                Franklin Money Fund                      Franklin Templeton Wrap Account                                    157,010
                MFS Money Market Fund                    MFS Wrap Account                                                   426,963
                US Gov't Money Market Fund               Lord, Abbett & Co. Wrap Account                                     87,876
                PIMCO Money Market Fund                  PIMCO Wrap Account                                                 254,370
                Pilgrim General Money Market             Pilgrim Group Wrap Account                                         152,282

              Cash:
                Bank One Cash Accounts                                                                                        8,459

     *        Participant Loans                          Interest rates range from 6.0% to 10.11%                           717,575
                                                         (Term not exceeding five years for
                                                         nonresidential loans and ten years for
                                                         residential loans)
                                                                                                                      -------------

              Total Assets Held for Investment                                                                        $  30,339,074
                                                                                                                      =============

** Disclosure of cost of investments is not required for participant directed investments.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN





                                INDEX TO EXHIBITS



EXHIBIT
NUMBER                               DESCRIPTION                                    Page
------                               -----------                                    ----

23                                   Consent of Independent Accountants              19